 SEC Form 4
FORM 4 [X] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Fox, Michael D. (Last) (First) (Middle) 2 Brush Creek Blvd., Suite 200 (Street) Kansas City, MO 64112 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Inergy LP NRGY 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 03/28/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
   Officer (give title below)     X Other (specify below)

Description           Former VP - Wholesale Marketing
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Units								$305.4267	I	Employee Unit Purchase Plan
Common Units								$1,500	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Sr. Subordinated Units	1 for 1	03/28/2003		J(*)		39,000		Note (1)		Common Units	39,000		$39,000	D
Jr. Subordinated Units	1 for 1	03/28/2003		J(*)		19,500		Note (2)		Common Units	19,500		$19,500	D
Long Term Incentive Plan (right to buy)	$22.00	03/28/2003		D	V			Note (3)		Common Units	12,750		$15,000	D

Explanation of Responses:

(*) The subordintated units reported as being acquired were transferred by Inergy Holdings, LLC to Mr. Fox as part of a reorganization, in exchange for a portion of Mr. Fox's ownership interests in Inergy Holdings, LLC.
(1) The Sr. Subordinated Units will convert into common units, if at all, once the Issuer meets certain financial tests set forth in the partnership agreement but generally not before June 30, 2006.
(2) The Jr. Subordinated Units will convert into common units, if at all, once the Issuer meets certain financial tests set forth in the partnership agreement but generally not before June 30, 2008.
(3) The options under the Long Termn Incentinve Plan will not vest before the conversion of any Sr. Subordinated Units of the Issuer and will vest no sooner than, and in the same proportion as, the conversion of Sr. Subordinated Units to common units.

By:	Date:
/s/ Michael D. Fox	03/28/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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